Exhibit 4.24.2

Additional Agreement No. 2
to contract on network connection between OAO Rostelecom and Sibirtelecom
No. 1-01 dated August 1, 2003

Moscow	March 9, 2006

This Agreement is entered into by and between Rostelecom, Open Joint-Stock Company for Long-Distance and International Telecommunications, hereinafter, “Rostelecom”, represented by OAO Rostelecom General Director Dmitry Yevgenievich Yerokhin, authorized to act by Charter, on the one part, and OAO Sibirtelecom, hereinafter referred to as the “Operator”, represented by General Director Analoly Ivanovich Nikulin, authorized to act by Charter, on the other part, hereinafter collectively referred to as the “Parties”, and separately referred to as “Party” signed this Additional Agreement (hereinafter — Agreement) on the following additions to Appendix 9  to the Contract on Network Connection (hereinafter — Contract):

1.                               Tables “Details of recipient of the bill (Subscriber)” and “Subscribers’ Numbers (Phone)”  are changed by the tables of the following wording for the term of this Agreement:

Details of recipient of the bill (Subscriber)

Attribute name	Obligation degree	Acceptable values	Description
subscriber_id	Obligatory given as a parameter	Symbol line of 15 digits	The unique identifier of the Subscriber within the Operator’s company
legal_entity	All subscribers	0-Individuals 1-legal entity	Feature of a legal entity
category	All subscribers	0-Budgetary organizations 1-Self-sustained organizations 2-population 3-Non-incorporated individual entrepreneur	Type of subscriber

Subscribers’ Numbers (Phone)

Attribute name	Obligation degree	Acceptable values	Description
phone_number	Obligatory given as a parameter	Line of 10 characters (figures only)	Full subscriber number
device	All subscribers	0-telephone 1-call office	Type of the subscriber gear
price_plan	All subscribers	0-office 1-population 2-Self-sustained organizations 3-Budgetary organizations	Tariff

vat_free	Diplomatic mission or their employees	0-default VAT rate 1-0% VAT rate	The sign of 0% VAT rate application to the realization of the services

2.                             Tables “Banking requisites” and “Addresses” are not filled out and are not transferred.

3.                             Information structure provided by the Agreement is used for the transfer.

4.                             This Agreement is an inseparable part of the Contract.

5.                             All terms used in this Agreement have a meaning, fixed for them in the Contract.

6.                             All the rest, not indicated in this Agreement, is subject to the provisions of the Contract.

7.                             The agreement is issued in the Russian language in two copies, one for  each Party.

8.                             The Agreement enters into force from the date of its conclusion and remains in force until 01.04.2006. If neither Party announces termination of this Agreement within thirty (30) calendar days before its stated expiration, this Agreement shall be automatically extended for each subsequent period of three calendar months. The number of periods for which the effect hereof can be prolonged is not limited. The Parties agree that terms and conditions of the Agreement entered into by them apply to their relations that arose from the date of making the Contract on network connection in the version dated December 28, 2005.

9.                             After the termination of this Agreement in Appendix 9 to the Contract the Tables “Details of the recipient of the bill (Subscriber)” and “Subscribers’ Number Data” shall be applied in the wording of Appendix 9, existing on the day previous to the day when this Agreement enters in force.

10.                       Details and Signatures of the Parties

OAO Rostelecom:	OAO Rostelecom:

General Director	General Director

/signed/ D.Ye. Yerokhin	/signed/ D.Ye. Yerokhin

March 9, 2006	March 9, 2006

Seal here	Seal here